SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.2 )*

                               First Federal Bancshares, Inc.
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                          Common Stock, $.01 par value
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                                  32021B103
 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                January 27, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 32021B103
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 David L. Jansen
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
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                           7  SOLE VOTING POWER
NUMBER OF                          500
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    500
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                              500
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .02
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14 TYPE OF REPORTING PERSON* IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

SCHEDULE 13D
CUSIP NO. 32021B103
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Mark Sill
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
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                           7  SOLE VOTING POWER
NUMBER OF                          500
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   500
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                             500
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      .02
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

This Statement on Schedule 13D which was filed on July 24, 200 and Amendment No. 1 was filed on October 29, 2003, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, LP ("Kerrimatt"), Federal Holdings, L.L.C. ("Federal"), Lawrence B. Seidman ("Seidman"), Dennis Pollack ("Pollack") and Pollack Investment Pollack ("PIP"), collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock (the "Shares"), of First Federal Bancshares, Inc., a Delaware Corporation (the "issuer", is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.  Purpose of Transaction

On January 27, 2004, Seidman & Associates, LLC sent a letter to Ronald A. Feld, Corporate Secretary to the Board of Directors of First Federal Bancshares,Inc. giving notice that it is nominating Mark Sill and David Jansen for election to the Board of Directors of First Federal Bancshares, Inc. at the next Annual Meeting of shareholders. This letter is attached hereto as an Exhibit and incorporated herein in the entirety.


5. Interest in the Securities of the Issuer

(a)(b)(c) As of the close of business on January 27, 2004, the Reporting Persons owned beneficially an aggregate of 130,500 shares, which constituted approximately 7.05% of the 1,850,203 shares of the Common stock outstanding as of October 16, 2003, based upon the Company's Form 10-Q for the period ending September 30, 2003.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions. All shares were purchased on NASDAQ.

Entity                   Date Purch          Cost           Cost          Shares
                                             Per
                                             Share
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David L. Jansen         10/20               31.99          16,605.00       500
Mark Sill & Diane M. Sill 10/24/03          33.21          16,024.00       500

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           January 27, 2004                  /ssd/ Lawrence B. Seidman
                                             ------------------------------
                                             Lawrence B. Seidman, Power of
                                             Attorney Pursuant to Joint
                                             Filing Statement Dated 7/24/03

                                             /ss/David L. Jansen
           January 27, 2004                  ------------------------------
                                              David L. Jansen

                                             /ss/Mark Sill
           January 27, 2004                  ------------------------------
                                              Mark Sill